UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of July, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

[LOGO - Grupo Televisa, S.A.]                  SECOND QUARTER 2005 RESULTS
                                               FOR IMMEDIATE RELEASE


HIGHLIGHTS

o       PRO-FORMA CONSOLIDATED NET SALES INCREASED 6.5%, AND OIBDA GREW 12.8%
o       TELEVISION BROADCASTING SALES AND OIBDA INCREASED 7.5% AND 14.3%,
        RESPECTIVELY
o       CONSOLIDATED AND TELEVISION BROADCASTING OIBDA MARGINS REACHED
        ALL-TIME HIGHS
o       SKY MEXICO SUBSCRIBER BASE REACHED 1,183,800
o       NET INCOME ROSE 165.2%

CONSOLIDATED RESULTS

Mexico City,  D.F., July 14,  2005--Grupo  Televisa,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for the second quarter 2005. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of June 30, 2005. During the fourth quarter of 2004, we amended certain agreements in our Publishing Distribution segment, which resulted in a change in the accounting treatment of the recognition of sales and cost of goods sold. This change does not affect our OIBDA results. Please refer to page 7 for information related to pro-forma results.

The following table sets forth a condensed Pro-forma Statement of Income in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing second quarter 2005 with second quarter 2004:

    --------------------------------------------------------------------------------------------------
                                                       2Q         MARGIN     2Q     MARGIN    CHANGE
                                                      2005           %      2004      %          %
    --------------------------------------------------------------------------------------------------
    Pro-forma Net Sales(1)                           7,856.4      100.0   7,380.0   100.0       6.5
    Operating Income Before Depreciation and
    Amortization ("OIBDA")                           3,247.2       41.3   2,877.9    39.0      12.8
    Operating Income                                 2,698.7       34.4   2,317.5    31.4      16.4
    Net Income                                       1,277.1       16.3     481.6     6.5     165.2
    --------------------------------------------------------------------------------------------------

    (1) Effective  October 1, 2004,  we amended  certain  agreements  in our  Publishing  Distribution segment and changed the  accounting  treatment of the  recognition  of sales and cost of goods sold.



Pro-forma net sales increased 6.5% to Ps.7,856.4 million in second quarter 2005 compared with Ps.7,380 million in the second quarter of last year.
This increase was attributable to revenue growth in our Television Broadcasting, Sky Mexico, Publishing, Pay Television Networks, Cable Television, Radio, and Publishing Distribution segments. These increases were partially offset by lower sales in our Other Businesses and Programming Exports segments.

Operating income before depreciation and amortization ("OIBDA") increased 12.8% to Ps.3,247.2 million in second quarter 2005 compared with Ps.2,877.9 million in second quarter 2004. This increase reflects higher sales, which were partially offset by an increase in cost of sales and operating expenses. OIBDA margin expanded to an all-time high of 41.3%, up from a pro-forma margin of 39% reported in second quarter 2004. Operating income rose 16.4% to Ps.2,698.7 million in second quarter 2005 compared with Ps.2,317.5 million reported in last year's second quarter.

Net income increased 165.2% to Ps.1,277.1 million in second quarter 2005 compared with Ps.481.6 million in second quarter 2004. The net increase of Ps.795.5 million reflected: i) a Ps.369.3 million increase in OIBDA; ii) a Ps.11.9 million decrease in depreciation and amortization; iii) a Ps.11.4 million decrease in other expense; iv) a Ps.32.4 million decrease in income taxes; v) a Ps.29 million increase in equity income of affiliates; and vi) the absence of a loss effect in accounting change of Ps.1,034.9 million. These favorable changes were partially offset by: i) a Ps.517.8 million increase in integral cost of financing; ii) a Ps.1.5 million increase in restructuring and non-recurring charges; and iii) a Ps.174.1 million increase in minority interest.

PRO-FORMA RESULTS BY BUSINESS SEGMENT

The following second-quarter pro-forma net sales, operating income (loss) before depreciation and amortization, and operating income (loss) reflect the change in our accounting treatment of the recognition of sales and cost of goods sold in our Publishing Distribution segment. Amounts are presented in millions of Mexican pesos for each of the company's business segments for the second quarters ended June 30, 2005 and 2004.

-------------------------------------------------------------------------------------------
NET SALES                            2Q 2005      %       PRO-FORMA       %         INC. %
                                                           2Q 2004
-------------------------------------------------------------------------------------------
Television Broadcasting             4,475.7       55.2    4,163.4         55.5         7.5
Pay Television Networks               252.7        3.1      202.0          2.7        25.1
Programming Exports                   492.9        6.1      545.8          7.3        (9.7)
Publishing                            633.7        7.8      553.7          7.4        14.4
Publishing Distribution                98.8        1.2       93.4          1.2         5.8
Sky Mexico                          1,442.5       17.8    1,225.1         16.3        17.7
Cable Television                      330.7        4.1      286.4          3.8        15.5
Radio                                  86.9        1.1       70.7          0.9        22.9
Other Businesses                      296.2        3.6      366.3          4.9       (19.1)
SEGMENT NET SALES                   8,100.1      100.0    7,506.8        100.0         8.0
Intersegment Operations(1)           (253.7)               (198.8)                   (27.6)
Disposed Operations(2)                 -                     72.0                      -
CONSOLIDATED NET SALES              7,856.4               7,380.0                      6.5
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
OIBDA (LOSS)                         2Q 2005     MARGIN    PRO-FORMA     MARGIN     INC. %
                                                    %       2Q 2004         %
-------------------------------------------------------------------------------------------
Television Broadcasting             2,208.5       49.3    1,933.0         46.4        14.3
Pay Television Networks               102.1       40.4       79.4         39.3        28.6
Programming Exports                   194.6       39.5      250.3         45.9       (22.3)
Publishing                            136.0       21.5      133.9         24.2         1.6
Publishing Distribution                 3.6        3.6       (2.0)        (2.1)      280.0
Sky Mexico                            587.3       40.7      443.5         36.2        32.4
Cable Television                      104.2       31.5      109.3         38.2        (4.7)
Radio                                  14.9       17.1        9.1         12.9        63.7
Other Businesses                      (56.0)     (18.9)     (27.5)        (7.5)     (103.6)
Corporate Expenses                    (48.0)      (0.6)     (46.3)        (0.6)       (3.7)
SEGMENT OIBDA                       3,247.2       40.0    2,882.7         38.4        12.6
Disposed Operations(2)                 -           -         (4.8)        (6.7)        -
CONSOLIDATED OIBDA                  3,247.2       41.3    2,877.9         39.0        12.8
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)              2Q 2005     MARGIN    PRO-FORMA     MARGIN     INC. %
                                                    %       2Q 2004         %
-------------------------------------------------------------------------------------------
Television Broadcasting             1,961.9       43.8    1,667.4         40.0        17.7
Pay Television Networks                96.0       38.0       74.7         37.0        28.5
Programming Exports                   193.5       39.3      248.5         45.5       (22.1)
Publishing                            131.7       20.8      128.3         23.2         2.7
Publishing Distribution                (1.3)      (1.3)      (7.8)        (8.4)       83.3
Sky Mexico                            385.0       26.7      247.0         20.2        55.9
Cable Television                       33.0       10.0       56.4         19.7       (41.5)
Radio                                  10.2       11.7        4.4          6.2       131.8
Other Businesses                      (63.3)     (21.4)     (38.8)       (10.6)      (63.1)
Corporate Expenses                    (48.0)      (0.6)     (46.3)        (0.6)       (3.7)
SEGMENT OPERATING INCOME            2,698.7       33.3    2,333.8         31.1        15.6
Disposed Operations(2)                 -           -        (16.3)       (22.6)        -
CONSOLIDATED OPERATING INCOME       2,698.7       34.4    2,317.5         31.4        16.4
-------------------------------------------------------------------------------------------

(1) For segment  reporting  purposes,  intersegment  operations are included in each of the segment operations.

(2) Reflects  the  results of  operations  of the  company's  nationwide  paging and sports businesses.



TELEVISION          Sales  increased  7.5% to Ps.4,475.7  million  compared
BROADCASTING        with  Ps.4,163.4  million  in the same  quarter of last
                    year. This increase was attributable to the absence of Holy Week in the second quarter of 2005, political advertising, and a 7.9% increase in local sales.

                    OIBDA increased 14.3% to Ps.2,208.5 million compared with Ps.1,933 million reported last year. OIBDA margin expanded to 49.3% from 46.4% in the second quarter of 2004, reaching an all-time high despite marginal increases in cost of sales and operating expenses.

PAY TELEVISION      Sales increased  25.1% to Ps.252.7  million from Ps.202
NETWORKS            million in the same quarter of last year. This increase
                    reflects i) sales of Ps.18.4 million in TuTV, our joint venture with Univision, which we began consolidating into our financial statements effective January 1, 2005; ii) higher signals sold in Mexico; and iii) an increase in signals sold in Latin America.

                    OIBDA rose 28.6% to Ps.102.1 million compared with Ps.79.4 million reported in the same period of last year. This increase was driven by higher sales, which were partially offset by an increase in cost of sales and operating expenses. TuTV contributed Ps.9.3 million to OIBDA in second quarter 2005.

PROGRAMMING         The 9.7% decrease in sales to Ps.492.9 million compared
EXPORTS             with Ps.545.8  million in the same quarter of last year
                    was  driven by i) the  negative  translation  effect of
                    foreign-currency-denominated  sales,  which amounted to
                    Ps.49.5 million;  ii) lower sales to Latin America; and
                    iii) a 3.7% decrease in Univision  royalties  under the
                    Univision Program License Agreement,  which amounted to
                    U.S.$28.6   million  compared  with  U.S.$29.7  million
                    reported in the second quarter of 2004. These decreases were partially offset by higher export sales to Asia and Africa.

                    The 22.3% drop in OIBDA reflected lower sales and marginal increases in both cost of sales and operating expenses.

PUBLISHING          Sales  rose 14.4% to  Ps.633.7  million  compared  with
                    Ps.553.7 million reported in the same period last year.
                    This growth was  attributable  to increases in magazine
                    circulation and  advertising  pages sold both in Mexico
                    and abroad, which were partially offset by the negative
                    translation   effect  of   foreign-currency-denominated
                    sales amounting to Ps.22.8 million.

                    OIBDA increased 1.6% to Ps.136 million compared with Ps.133.9 million reported in the same period last year. This increase reflects higher sales, which were partially offset by higher cost of sales and operating expenses related primarily to the launch of new magazine titles in Mexico and the acquisition of Hispanic Publishing Group in the United States.

PUBLISHING          Sales increased 5.8% to Ps.98.8  million  compared with
DISTRIBUTION        Ps.93.4 million  reported in the same period last year.
                    The  growth  in  sales  came  from an  increase  in the
                    circulation  of  magazines  published by the company in
                    Mexico  and  abroad  and  from  higher  circulation  of
                    magazines  abroad  published  by third  parties.  These
                    increases  were   partially   offset  by  the  negative
                    translation   effect  of   foreign-currency-denominated
                    sales, which amounted to Ps.6.1 million.

                    OIBDA increased to Ps.3.6 million from the operating loss before depreciation and amortization of Ps.2 million reported in the same period of last year. This favorable comparison reflects a rise in sales that was partially offset by higher operating expenses.

SKY MEXICO          Sales rose 17.7% to  Ps.1,442.5  million  compared with
                    Ps.1,225.1  million  reported in second  quarter  2004.
                    This  increase  was driven by a 26.1%  increase  in the
                    subscriber   base   and   additional    revenues   from
                    pay-per-view,   primarily  from  non-recurring   sports
                    events  broadcast on an exclusive basis. As of June 30,
                    2005,  the number of gross active  subscribers  reached
                    1,183,800  (including  65,000  commercial  subscribers)
                    compared   with  938,600   gross   active   subscribers
                    (including  52,000  commercial   subscribers)  in  last
                    year's second quarter. OIBDA grew 32.4% to Ps.587.3 million compared with Ps.443.5 million reported in the same period last year. The increase in OIBDA margin to a record 40.7% --up from 36.2% in last year's second quarter-- reflected higher sales, which were partially offset by higher cost of sales and operating expenses.

CABLE TELEVISION    Sales increased 15.5% to Ps.330.7 million compared with
                    Ps.286.4 million reported in the same period last year.
                    Sales  growth was driven by i) a 4.5%  increase  in the
                    subscriber  base,  which, as of June 30, 2005,  totaled
                    389,657   subscribers    (including   190,416   digital
                    subscribers)  compared with last year's base of 372,745
                    subscribers (including 73,822 digital subscribers); ii)
                    an increase in broadband subscribers to 43,646 compared
                    with the 15,687  reported last year; and iii) a 6% rate
                    increase  in   Cablevision   video   service   packages
                    effective March 1, 2005.

                    OIBDA decreased 4.7% to Ps.104.2 million compared with Ps.109.3 million reported in the same period last year. This decrease reflects higher programming costs and network maintenance expenses related to the digitalization program for our network, as well as higher operating expenses associated with improving our customer service.

RADIO Sales rose 22.9% to Ps.86.9 million compared with Ps.70.7 million reported in the same period last year. The sales growth came from an increase in advertising time sold, mainly in our newscasts, and from political advertising.

                    OIBDA increased 63.7%, to Ps.14.9 million from Ps.9.1 million reported in the same period last year. This increase was driven primarily by higher sales but was partially offset by an increase in cost of sales and operating expenses.

OTHER BUSINESSES    Sales  decreased  19.1%  compared  with the same period
                    last year due mainly to lower sales in our feature film distribution business. This decrease was partially offset by higher sales in i) our Esmas.com internet portal, including sales related to our SMS messaging service; and ii) our sports businesses.

                    Operating loss before depreciation and amortization increased to Ps.56 million compared with Ps.27.5 million reported in second quarter 2004. The unfavorable comparison reflects lower sales, which were partially offset by lower cost of sales and operating expenses.


NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth the integral cost of financing for the three months ended June 30, 2005 and 2004, in millions of Mexican pesos, which consisted of:

   --------------------------------------------------------------------------
                                              2Q          2Q       INCREASE
                                             2005        2004     (DECREASE)
   --------------------------------------------------------------------------
   Interest expense                          542.6       431.6         111.0
   Interest income                          (263.6)     (175.7)        (87.9)
   Foreign exchange loss (gain) - net        370.1       (74.6)        444.7
   Loss (gain) from monetary position - net   23.8       (26.2)         50.0
                                             672.9       155.1         517.8
   --------------------------------------------------------------------------


The expense attributable to the integral cost of financing increased by Ps.517.8 million to Ps.672.9 million in second quarter 2005 from Ps.155.1 million in second quarter 2004. This increase reflected i) a Ps.444.7 million increase in net foreign exchange loss resulting primarily from three factors: 1) a loss resulting from having a U.S.-dollar-denominated net asset position combined with a 3.74% appreciation of the Mexican peso against the U.S. dollar during second quarter 2005, 2) a loss resulting primarily from the difference between the spot rate and the forward exchange rate of the forward contracts we entered into to hedge a portion of the U.S.$200 million principal payment of the Senior Notes maturing in August 2005, and 3) a loss resulting from the difference between the spot rate and the foreign exchange rate of the coupon swaps entered into by us to swap into fixed pesos up to five years of U.S.-dollar-denominated coupons of a portion of our U.S.-dollar-denominated outstanding indebtedness; ii) a Ps.111 million increase in interest expense, due primarily to a net increase in the average amount of our total consolidated debt; and iii) a Ps.50 million increase in loss from monetary position resulting primarily from the absence of inflation in the three months ended June 30, 2005 compared with last year's second quarter, as well as the result of a higher average amount of net liability monetary position in second quarter 2005. These unfavorable variances were offset by a Ps.87.9 million increase in interest income in connection with a higher average amount of temporary investments and higher interest rates during second quarter 2005 compared with last year's second quarter.

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges increased by Ps.1.5 million, or 10.1%, to Ps.16.3 million in second quarter 2005 compared with Ps.14.8 million in last year's second quarter. This increase reflected primarily the recognition of additional non-recurring expenses in connection with the prepayment of a portion of our outstanding long-term debt, which was partially offset by a reduction in restructuring charges in connection with workforce reductions.

OTHER EXPENSE - NET
Other expense decreased by Ps.11.4 million, or 4.7%, to Ps.233.5 million in second quarter 2005 compared with Ps.244.9 million in second quarter 2004. This decrease reflected primarily a reduction in donations, a decrease in loss on disposition of fixed assets, and lower fees for advisory and professional services. These favorable variances were partially offset by an increase in loss on disposition of investments in connection with an estimated loss on disposition of our 30% interest in DTH TechCo Partners ("TechCo"), our joint venture that provides technical services to our satellite platforms in Mexico and Latin America.

INCOME TAX
Income tax decreased by Ps.32.4 million, or 6.7%, to Ps.450.3 million in second quarter 2005 from Ps.482.7 million in second quarter 2004. This decrease reflected primarily a lower income tax base in second quarter 2005.

EQUITY IN INCOME OF AFFILIATES
Equity in income of affiliates increased by Ps.29 million, or 26.9%, to Ps.137 million in second quarter 2005 compared with Ps.108 million in second quarter 2004. This increase reflected primarily a reduction in equity losses of TechCo.

LOSS EFFECT OF ACCOUNTING CHANGE
In second quarter 2004, we recognized a loss effect of accounting change in connection with the initial consolidation of Sky Mexico's financial statements and accumulated losses not recognized in prior periods. We did not recognize any loss effect of accounting change in second quarter 2005.

MINORITY INTEREST
Minority interest increased by Ps.174.1 million to Ps.185.6 million in second quarter 2005 from Ps.11.5 million in second quarter 2004. This increase reflected primarily the portion of net income attributable to the interest held by third parties in the Sky Mexico business.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS
In the second quarter of 2005, we invested approximately U.S.$57.4 million in property, plant and equipment as capital expenditures, of which approximately U.S.$12.2 million and U.S.$34.5 million are related to our Cable Television and Sky Mexico segments, respectively.

DEBT
The following table sets forth in millions of Mexican pesos our total consolidated debt, as well as Sky Mexico's satellite transponder lease obligation as of June 30, 2005 and 2004:


       ----------------------------------------------------------------------------------------
                                                            JUNE 30,    JUNE 30      INCREASE
                                                              2005       2004,      (DECREASE)
       ----------------------------------------------------------------------------------------
        Current portion of long-term debt                    2,335.8      170.0      2,165.8
        Long-term debt (excluding Sky Mexico)               15,206.0   15,673.8       (467.8)
        Sky Mexico's long-term debt                          4,234.6    4,670.3       (435.7)
                                                            21,776.4   20,514.1      1,262.3
        Current portion of satellite transponder
        lease obligation                                        72.2       72.1          0.1
        Long-term satellite transponder lease
        obligation                                           1,239.1    1,469.4       (230.3)
                                                             1,311.3    1,541.5       (230.2)
        ----------------------------------------------------------------------------------------

As of June 30, 2005, our consolidated net debt was Ps.7,086.5 million (Ps.3,673 million excluding Sky Mexico) compared with a consolidated net debt of Ps.8,240 million (Ps.4,157.8 million excluding Sky Mexico) as of June 30, 2004.

In May 2005, as a result of the continuous improvement of our credit profile, Moody's Investors Service upgraded Televisa's foreign-currency debt and senior unsecured issuer ratings to Baa2 from Baa3. The outlook assigned on all the ratings is now stable. In addition, we reopened our 20-year 6 5/8% U.S.$400 million Senior Notes issued in March 2005 for an additional U.S.$200 million.

On June 23rd, 2005, Standard & Poor's raised Innova's corporate credit rating to BB-/stable from B+/CreditWatch Positive and on July 7th, 2005, Moody's upgraded Innova's corporate family rating to Ba3/stable from B2/positive.

SHARE BUYBACK PROGRAM
From April 1 through June 30, 2005, we repurchased approximately 12.7 million CPOs for Ps.401.3 million in nominal terms. Year-to-date we have repurchased approximately 18.7 million of CPOs for Ps.594.1 million in nominal terms.

DIVIDEND PAYMENT
On May 31, 2005, the company made a Ps.1.35 per CPO cash distribution to shareholders, equivalent to approximately Ps.4,215 million.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that, in the second quarter of 2005, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 70.1%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 67.3%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 69.3%.

GAMING BUSINESS
We recently obtained a permit from the Secretaria de Gobernacion, or Mexican Ministry of the Interior, to operate sportbooks and number draws, including the establishment of 65 locations throughout Mexico. We are in the process of finalizing the business plan for this new venture.

OUTLOOK FOR 2005
We are raising our guidance for the year. We now expect Television Broadcasting sales to increase approximately 5% in 2005. In addition, we will continue to keep costs and expenses under control throughout the year, which should allow our Television Broadcasting operating income before depreciation and amortization margin to reach 47%.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The pro-forma information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would have been had recognition of sales and cost of goods sold been realized during the specified periods. Furthermore, the reader should not rely on the pro-forma information as an indication of the results of operations of future periods.


  (Please see attached tables for financial information and ratings data)

                                    ###

CONTACTS:

   INVESTOR RELATIONS:
     Michel Boyance / Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000

                                GRUPO TELEVISA, S.A.
                        CONDENSED CONSOLIDATED BALANCE SHEETS
                      AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
         (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2005)


                                   ASSETS

                                                      June 30,             December 31,
                                                        2005                  2004(1)
                                                    (Unaudited)              (Audited)
                                               ---------------------   --------------------
Current:
    Available:
        Cash                                   Ps.         451.7       Ps.         393.6
        Temporary investments                           14,238.2                16,380.3
                                               -----------------       ------------------
                                                        14,689.9                16,773.9

    Trade notes and accounts receivable - net            5,485.1                11,319.5
    Other accounts and notes receivable - net            1,179.7                 1,143.2
    Due from affiliated companies - net                     48.0                    77.0
    Transmission rights and programming                  3,234.5                 3,622.6
    Inventories                                            619.1                   668.0
    Other current assets                                   793.0                   716.6
                                               -----------------       -----------------
        Total current assets                            26,049.3                34,320.8

Transmission rights and programming                      4,194.0                 4,527.5
Investments                                              6,455.4                 6,811.6
Property, plant and equipment - net                     19,096.8                19,312.2
Goodwill and other intangible assets - net              10,198.1                 9,229.6
Other assets                                                33.6                   270.7
                                               -----------------       -----------------
        Total assets                           Ps.      66,027.2       Ps.       74,472.4
                                               =================       ==================




(1) The  December 31, 2004  amounts  were taken from our audited  consolidated  financial statements as of December 31, 2004, and restated to June 30, 2005 constant Mexican pesos.


                                 GRUPO TELEVISA, S.A.
                         CONDENSED CONSOLIDATED BALANCE SHEETS
                       AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
          (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2005)

                                LIABILITIES

                                                         June 30,                 December 31,
                                                           2005                     2004(1)
                                                       (Unaudited)                 (Audited)
                                                    ------------------        -----------------
Current:
    Current portion of long-term debt                Ps.       2,335.8        Ps.       3,323.4
    Current portion of satellite
       transponder lease obligation                               72.2                     71.3
    Trade accounts payable                                     2,838.9                  2,152.3
    Customer deposits and advances                            10,030.9                 15,049.3
    Taxes payable                                                421.7                  1,571.2
    Accrued interest                                             433.2                    452.9
    Other accrued liabilities                                  1,830.2                  1,280.9
                                                    ------------------        -----------------
           Total current liabilities                          17,962.9                 23,901.3
Long-term debt                                                19,440.6                 19,094.8
Satellite transponder lease obligation                         1,239.1                  1,335.2
Customer deposits and advances                                   386.7                    375.8
Other long-term liabilities                                      573.3                    596.7
Deferred taxes                                                 1,268.6                  1,344.6
Labor obligations                                                155.8                    -
                                                     -----------------         ----------------
           Total liabilities                                  41,027.0                 46,648.4
                                                     -----------------         ----------------

        STOCKHOLDERS' EQUITY

Majority interest:
    Capital stock issued                                       9,646.7                  9,646.7
    Additional paid-in capital                                 4,109.1                  4,109.1
                                                     -----------------         ----------------
                                                              13,755.8                 13,755.8
                                                     -----------------         ----------------
    Retained earnings:
           Legal reserve                                       1,754.3                  1,536.7
           Reserve for repurchase of shares                    5,603.6                  5,603.6
           Unappropriated earnings                            11,350.4                 11,625.5
           Accumulated other comprehensive loss               (2,951.9)                (2,582.4)
           Net income for the period                           1,871.2                  4,351.1
                                                     -----------------         ----------------
                                                              17,627.6                 20,534.5
                                                     -----------------         ----------------
    Shares repurchased                                        (6,439.6)                (6,344.8)
                                                     -----------------         ----------------
           Total majority interest                            24,943.8                 27,945.5
                                                     -----------------         ----------------
 Minority interest                                                56.4                   (121.5)
                                                     -----------------         ----------------
           Total stockholders' equity                         25,000.2                 27,824.0
                                                     -----------------         ----------------
           Total liabilities and
           stockholders' equity                       Ps.     66,027.2        Ps.      74,472.4
                                                     =================        =================


(1) The December 31, 2004 amounts were taken from our audited consolidated financial statements as of December 31, 2004, and restated to June 30, 2005 constant Mexican pesos.


                                           GRUPO TELEVISA, S.A.
                        CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
                                SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                     (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2005)


                                           Three months ended June 30,             Six months ended June 30,
                                             2005                2004               2005               2004
                                          (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)
                                      -----------------------------------------------------------------------------

Net sales                             Ps.     7,856.4      Ps.   7,779.6     Ps.   14,226.5     Ps.   13,240.2

Cost of sales                                 3,540.5            3,866.5            6,726.9            6,980.7
                                      ---------------      -------------     --------------     --------------
  Gross profit                                4,315.9            3,913.1            7,499.6            6,259.5
                                      ---------------      -------------     --------------     --------------

Operating expenses:
  Selling                                       634.2              590.9            1,208.7              998.1
  Administrative                                434.5              444.3              856.8              816.7
                                      ---------------      -------------     --------------     --------------
                                              1,068.7            1,035.2            2,065.5            1,814.8
                                      ---------------      -------------     --------------     --------------
Operating income before depreciation
   and amortization                           3,247.2            2,877.9            5,434.1            4,444.7
Depreciation and amortization                   548.5              560.4            1,090.6              915.9
                                      ---------------      -------------     --------------     --------------
Operating income                              2,698.7            2,317.5            4,343.5            3,528.8
                                      ---------------      -------------     --------------     --------------
Integral cost of financing:
  Interest expense                              542.6              431.6            1,090.0              802.0
  Interest income                              (263.6)            (175.7)            (556.0)            (334.0)
  Foreign exchange loss (gain) - net            370.1              (74.6)             399.9              (66.9)
  Loss (gain) from monetary position
  - net                                          23.8              (26.2)              41.8              139.5
                                      ---------------      -------------     --------------     --------------
                                                672.9              155.1              975.7              540.6
                                      ---------------      -------------     --------------     --------------
Restructuring and non-recurring charges          16.3               14.8              184.8              120.3
                                      ---------------      -------------     --------------     --------------
Other expense - net                             233.5              244.9              264.9              372.2
                                      ---------------      -------------     --------------     --------------
  Income before taxes                         1,776.0            1,902.7            2,918.1            2,495.7
                                      ---------------      -------------     --------------     --------------

Income tax and assets tax                       447.9              480.6              758.1              646.6
Employees' profit sharing                         2.4                2.1                3.3                2.9
                                      ---------------      -------------     --------------     --------------
                                                450.3              482.7              761.4              649.5
                                      ---------------      -------------     --------------     --------------
  Income before equity in income of
    affiliates, cumulative effect
    of accounting change and
    minority interest                         1,325.7           1,420.0             2,156.7            1,846.2
Equity in income of affiliates - net            137.0             108.0               155.4              154.4
Cumulative loss effect of accounting
change - net                                      -            (1,034.9)             (177.9)          (1,034.9)
Minority interest                              (185.6)            (11.5)             (263.0)               8.6
                                      ---------------      ------------       -------------      -------------
  Net income                          Ps.     1,277.1      Ps.    481.6       Ps.   1,871.2      Ps.     974.3
                                      ===============      ============       =============      =============


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2ND, 3RD AND 4TH QUARTERS OF 2004 AND 1ST AND 2ND QUARTERS OF 2005(1):


  SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

----------------------------------------------------------------------------------------------------------------------
                 APR   MAY    JUN   JUL   AUG   SEP   OCT   NOV   DEC   2004  JAN   FEB   MAR   APR   MAY   JUNE  2Q05
----------------------------------------------------------------------------------------------------------------------

CHANNEL 2
Rating           11.4  11.3   11.5  11.0  10.7  11.0  10.7  10.6  10.0  11.1  11.3  11.6  11.3  11.3  10.8  10.6  10.9
Share (%)        30.2  30.1   30.8  30.2  28.3  30.4  30.3  29.7  29.6  29.9  30.5  30.8  30.0  30.0  28.7  28.3  29.0
TOTAL
TELEVISA(2)
Rating           27.3  26.9   26.7  26.2  27.2  25.8  25.0  25.0  23.9  26.5  26.0  27.1  26.8  26.3  26.3  25.6  26.1
Share (%)        72.1  71.9   71.5  71.7  72.0  71.3  70.7  70.3  70.7  71.3  70.5  71.7  71.3  69.8  69.8  68.2  69.3
----------------------------------------------------------------------------------------------------------------------


  PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

----------------------------------------------------------------------------------------------------------------------
                 APR   MAY    JUN   JUL   AUG   SEP   OCT   NOV   DEC   2004  JAN   FEB   MAR   APR   MAY   JUNE  2Q05
----------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           16.9  16.4   16.2  17.1  16.8  16.5  16.1  15.5  14.7  16.5  16.8  17.5  17.1  16.8  16.0  16.1  16.3
Share (%)        31.5  30.9   30.7  32.6  31.8  31.4  31.5  29.8  29.9  31.0  31.1  31.7  31.7  31.5  29.9  30.3  30.5
TOTAL
TELEVISA(2)
Rating           37.5  36.8   36.5  36.6  37.3  35.9  34.7  35.0  33.5  36.7  37.1  38.3  37.3  36.4  36.2  35.3  36.0
Share (%)        69.9  69.3   69.4  69.8  70.5  68.4  67.8  67.2  68.3  68.9  68.7  69.5  69.2  68.1  67.6  66.4  67.3
----------------------------------------------------------------------------------------------------------------------


  WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

----------------------------------------------------------------------------------------------------------------------
                 APR   MAY    JUN   JUL   AUG   SEP   OCT   NOV   DEC   2004  JAN   FEB   MAR   APR   MAY   JUNE  2Q05
----------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           20.8  18.0   17.9  20.1  20.7  20.8  21.1  18.8  18.4  20.1  22.0  23.7  22.5  22.6  20.3  22.1  21.7
Share (%)        33.8  30.2   30.4  33.9  34.6  35.0  35.4  31.6  32.7  32.9  34.9  36.8  36.4  37.3  33.8  36.7  35.9
TOTAL
TELEVISA(2)
Rating           44.0  41.8   41.2  41.7  42.5  41.0  40.6  40.0  38.4  42.4  43.9  45.7  44.0  43.0  42.3  41.6  42.3
Share (%)        71.6  70.0   70.1  70.6  71.1  69.0  68.2  67.1  68.1  69.6  69.6  70.8  71.2  70.8  70.4  69.2  70.1
----------------------------------------------------------------------------------------------------------------------


NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated  seven days a week, in Mexico City,  Guadalajara,  Monterrey,  and 25 other cities with a population of more than 400,000  people.  "Ratings" for a period  refers to the number of  television  sets tuned into the company's programs  as a  percentage  of the total  number  of all  television  households.  "Audience  share" is the  number of television sets tuned into the company's  programs as a percentage of the number of households  watching  conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total  Televisa"  includes the company's four networks as well as all local  affiliates  (including  affiliates of
Channel 4, most of which receive only a portion of their daily programming from Channel 4).  Programming on affiliates of Channel 4 is  generally  broadcast in 12 of the 28 cities  covered by national  surveys.  Programming  on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3) "Televisa Prime Time" is the time during which the company generally charges its highest rates for its networks.


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                    (Registrant)

Dated:  July 20, 2005                        By /s/ Jorge Lutteroth Echegoyen
                                             --------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President